Exhibit 12

CELANESE HOLDINGS LLC

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Successor			Predecessor
			Nine Months	Three Months
	Year Ended		Ended	Ended	Year Ended
	December 31,		December 31,	March 31,	December 31,
	2006	2005	2004	2004	2003	2002
	(In $ millions, except ratio of earnings to combined fixed charges)

Earnings:
Earnings (loss) from continuing operations before tax and minority interest	713	440	(114)	66	171	160
Less:
Equity in net earnings of affiliates	(86)	(61)	(36)	(12)	(35)	(21)
Plus:
Income distributions from equity investments	109	66	22	16	23	61
Amortization of capitalized interest	3	3	1	2	14	10
Total fixed charges	299	379	272	16	72	89

Total earnings as defined before combined fixed charges	1,038	827	145	88	245	299

Fixed charges:
Interest expense	253	322	239	6	49	55
Capitalized interest	6	4	4	3	3	6
Estimated interest portion of rent expense	36	31	21	7	20	28
Guaranteed payment to minority shareholders	4	22	8	—	—	—

Total combined fixed charges	299	379	272	16	72	89

Ratio of earnings to combined fixed charges	3.5	2.2	—	5.5	3.4	3.4

Excess (Deficiency)	739	448	(127)	72	173	210